CULLEN FUNDS TRUST
645 Fifth Avenue
New York, New York 10022

April 3, 2009

VIA EDGAR TRANSMISSION

Mr. Larry Greene
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cullen Funds Trust (the “Trust”)
File Nos.: 333-33302 and 811-09871

Dear Mr. Greene:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on March 24, 2009 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 22 to its Registration Statement on Form N-1A (the “Registration Statement”).  PEA No. 22 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on February 12, 2009.  The purpose of PEA No. 22 was to register 2 new classes of shares — Class R1 and Class R2 shares — for the Cullen High Dividend Equity Fund and Cullen International High Dividend Fund (each, a “Fund”).  The Trust will file PEA No. 23 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.  At such time PEA No. 23 becomes effective, each Fund will issue 5 classes of shares:  Retail Class, Class C, Class I, Class R1 and Class R2.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

General Prospectus Comments for both Funds

1. The line item, “Shareholder Servicing Plan Fee” listed in the Fees and Expenses Table and described in detail on page 6 of the High Dividend Equity Fund and page 7 of the International High Dividend Fund, should either be combined with the “Distribution and Service (12b-1) Fees” line item or the “Other Expenses” line item in the same table.

Because the Shareholder Servicing Plan Fee disclosed in the Fees and Expenses Table relates to a service plan, which is legally separate from the Funds’ respective Rule 12b-1 Plans, the Trust believes it would be inappropriate to combine the Shareholder Servicing Plan Fee with the Distribution (12b-1) Fees.  Therefore, it is proposed that the fee be included in the line item “Other Expenses” in accordance with Form N-1A, Item 3, Instruction 3(c)(iii).  Further, the 0.25% Shareholder Servicing Plan Fee will be disclosed and explained in each Fund’s respective existing “Other Expenses” footnote, to read as follows:

These expenses, which include custodian, transfer agency, Shareholder Servicing Plan Fees, and other customary Fund expenses, are based on estimated amounts for the Fund’s current fiscal year.  As described below in the “Distribution and Shareholder Servicing Plan” section, the Shareholder Servicing Plan expense is up to 0.25% for both the Class R1 and Class R2 shares, and the Annual Fund Operating Expenses table presented above assumes the expense will be 0.25% since this will be the amount that is expected to be charged through the remainder of the fiscal year ended June 30, 2009.

2. With regard to Footnote “d” of the Fees and Expenses Table, if a Fund can recapture waived amounts, it is not a true waiver.  In addition, the “waiver” has to be in effect for a full year and the current termination date of October 31, 2009 does not meet that requirement.

The Fees and Expenses Table and Footnote “d” to the Table have been revised to reflect that certain fees may be reduced by the Adviser and thereafter subject to recapture.  We’ve also indicated that the reduction will be in effect until June 30, 2010.

3. With regard to the footnotes to each Fund’s Fees and Expenses Table, all of the footnotes should follow the Expense Example, not precede it.

The Prospectus has been revised such that the footnotes now follow the Expense Example instead of the Table.

4. With regard to the fourth paragraph under “Additional Payments to Financial Intermediaries” on page 7 of each Prospectus, this paragraph must comply with FINRA Rule 2830(l)(4) which states, in part: “No member shall accept any cash compensation from an offeror unless such compensation is described in a current prospectus of the investment company.  When special cash compensation arrangements are made available by an offeror to a member, which arrangements are not made available on the same terms to all members who distribute the investment company securities of the offeror, a member shall not enter into such arrangements unless the name of the member and the details of the arrangements are disclosed in the prospectus.”

The Funds currently make and will continue to make cash compensation arrangements to all members on the same terms. Therefore, it is believed that the additional disclosure requirements of FINRA Rule 2830(1)(4) do not apply to our Funds.

5. With regard to the first bullet point under “Reserved Rights” on page 20 of each Prospectus, indicate whether the shareholders would be informed of such refusal, change, discontinuance, or temporary suspension of services and privileges.

As a matter of practice, shareholders would be notified in writing if services or privileges affecting them were modified.  Therefore, the Prospectus has been revised to include the following statement in parentheses following the statement:

(Shareholders will be notified of any such action to the extent material via written notice.)

Prospectus for the Cullen High Dividend Equity Fund

6. Given the name of the High Dividend Equity Fund, investing at least 80% of net assets in dividend paying common stocks of medium and large-capitalization companies is a high percentage. This comment is in reference to the first paragraph of the section entitled, “What are the Fund’s Principal Investment Strategies,” on page 1 of the Prospectus.

The name of the Fund and the underlying strategy in practice are consistent and have been since the Fund’s inception.  Further, it is believed that the name and associated 80% language regarding the Fund’s investment strategy is in accordance with SEC directives regarding the naming of mutual funds.  Therefore, we respectfully request the Staff to continue to accept the name of the Fund’s title as compliant with its rules and regulations.

7. The word “roughly” in the second sentence of the second paragraph of the section entitled, “What are the Fund’s Principal Investment Strategies?” is not specific enough.  Also, in addition to noting that the Fund rebalances periodically, the Prospectus should also include information relative to the costs and expenses of doing so.

The portfolio is managed in a manner such that we generally have approximately equal weightings amongst the relative holdings at the time of original purchase.  The Prospectus has been revised such that “at the time of original purchase” is now added to the end of the second sentence in the second paragraph such that the resulting sentence reads as follows:

The Fund invests roughly similar amounts of its assets in each stock in the portfolio at the time of original purchase.

After the original purchase date, the relative market values are subject to market price fluctuations, which results in certain securities having a higher or lower relative weighting in the portfolio on any given day.  We do not have a policy that requires the portfolio’s securities to be equally weighted, via rebalancing, at all times or even periodically.  Therefore, we do not believe it is appropriate to make any additional disclosures, such as the relative costs and expenses of rebalancing, when it is not a fundamental aspect of the strategy, and given our opinion that it could potentially imply to a reader that the portfolio is systematically rebalanced when it is, in fact, not.  That stated, we respectfully request that the Staff not require any additional disclosures related to rebalancing.

8. With regard to the American Depository Receipts (ADRs) referenced in the last paragraph of the section entitled, “What are the Fund’s Principal Investment Strategies?” indicate whether the ADRs are purchased through sponsored or unsponsored facilities.

We direct the SEC’s attention to the first full paragraph on page B-6 of the SAI, which states:

ADRs may be purchased through “sponsored” or “unsponsored” facilities.  A sponsored facility is established jointly by the issuer of the underlying security and a depository, whereas a depository may establish an unsponsored facility without participation by the issuer of the depository security.  Holders of unsponsored depository receipts generally bear all the costs of such facilities and the depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts.

The Prospectus has been revised to incorporate duplicate language after the sentence in the “What are the Fund’s Principal Investment Strategies?” section that reads: “These investments are generally made in American Depository Receipts, which trade on U.S. exchanges.”

9. Indicate the percentage of investments that will be achieved through writing covered call options, as referenced in the section entitled, “What are the Funds’ Principal Investment Strategies?” on page 1 of the Prospectus.

We direct the SEC’s attention to the section entitled “Additional Information on Investment Policies and Risk,” on page 8 of the Prospectus.  The last sentence of the third paragraph in this section states:  “Generally, the Adviser does not expect investments in covered call options to exceed 30% of the Fund’s net assets.”  The Prospectus has been revised to duplicate this sentence after the sentence on page 1 that reads: “A call option gives the holder the right, but not the obligation, to buy the underlying stock from the writer of the option at a given price during a specific period.

10. Indicate whether the High Dividend Equity Fund will invest in emerging markets, and if so, whether emerging market risks have been disclosed.

The High Dividend Equity Fund does not have a stated objective of emerging markets investment; however, if a security of a company domiciled in an emerging market meets the Fund’s investment criteria, then the Fund is not restricted from purchasing the security provided no other investment restrictions are triggered.  That stated, the Prospectus has been revised to acknowledge emerging market risks in the “Foreign Securities” section on page 2 the following statement:

Further, the Fund may make investments in equity securities of companies that are based in emerging markets.  Brokerage commissions, custodial services, withholding taxes, and other costs relating to investments in emerging markets generally are more expensive than in the U.S. and certain more established foreign markets.  Economies in emerging markets generally are heavily dependent upon international trade and, accordingly, have been and may continue to be more affected adversely by trade barriers, exchange controls, managed adjustments in relative currency values, and other protectionist measures negotiated or imposed by the countries with which they trade.

11. Include disclosure regarding the impact of the sub-prime mortgage crisis in the Prospectus or SAI.

The Fund does not invest in debt securities associated with mortgages, which we believe would be the securities which would be potentially directly affected by the subprime mortgage circumstances that currently exist.  It is believed that the inclusion of a specific sub-prime-related disclosure could potentially confuse a reader and cause him or her to inappropriately conclude that the Fund has direct subprime exposure in the portfolio.  However, given overall economic and market conditions experienced over the past months, we do believe that our “General Stock Risks” subsection in the “What Are the Main Risks of Investing in the Fund” section should be enhanced, and each Fund’s Prospectus has been revised as follows:

The Fund’s major risks are those of investing in the stock market, which can mean the Fund may experience sudden, unpredictable declines in value, as well as periods of poor performance.   Periods of poor performance and declines in value of the Fund’s underlying equity investments can be caused and also further prolonged by many circumstances currently confronting the global economy such as declining consumer and business confidence, malfunctioning credit markets, increased unemployment, reduced levels of capital expenditures, fluctuating commodity prices, bankruptcies, and other circumstances, all of which can individually and collectively have direct effects on the earnings power of the companies in which the Fund invests.  Market participants’ views on the earnings power of a company and the overall state of the economy can cause significant short-term and long-term volatility in the value of the Fund’s shares.  And, as a result, you could lose money investing in the Fund.

12. Provide more current information in Footnote 1 on page 1 of the Prospectus, which defines the terms medium- and large-capitalization companies.

The Prospectus has been revised to reflect definitions as of February 28, 2009, and the Prospectus has been updated to reflect the change as follows:

Per Morningstar, Inc., as of February 28, 2009, mid-capitalization companies are those with net assets between $1.0 billion and $9.8 billion.  Large-capitalization companies are those with net assets above $9.8 billion.

13. Describe in greater detail the underlying instruments to the options or covered call writing.

The Fund’s Prospectus describes the options or covered call writing provisions in the following three sections of the Prospectus:  (1) the fourth full paragraph on page 1; (2) the shaded box on the right hand side of page 1; and (3) in the section entitled, “Options or Covered Call Writing” on page 2.  In all cases, the Prospectus refers to the “underlying security,” which, given the equity-only nature of the strategy, inherently implies the underlying equity securities in the portfolio.  However, the Prospectus has been revised in each of the three preceding referenced sections to read the “underlying equity security.”

14. Use of the word “generally” in the last sentence of the third paragraph under “Additional Information on Investment Policies and Risks” on page 8 of the Prospectus is not clear enough.  Indicate whether it is possible that the Fund would invest up to 100% in covered call options, and also provide the scale of measurement.

The Fund could conceivably, under unusual circumstances, invest substantially all of its net assets in covered call options.  However the Fund’s principal investment strategy is to invest at least 80% of its net assets in dividend paying stocks of medium- and large-capitalization companies.  We have revised the Prospectus such that the following statement is added to the end of the third paragraph in the “Additional Information on Investment Policies and Risks” section:

“However, the Fund is not restricted in its ability to invest up to 100% of its assets in covered call options.”

Prospectus for the Cullen International High Dividend Fund

15. Please indicate whether the Trust has taken into consideration use of the word “International” in the Fund’s title and the SEC comment letters on the matter.

We note that the second paragraph in the section entitled, “What are the Funds’ Principal Investment Strategies?” on page 1 of the Prospectus was added in December 2005 to address a similar comment received from the SEC staff when the Fund first became effective to be in accordance with SEC directives regarding the naming of mutual funds.  Therefore, we respectfully request that the Staff continue to accept the name of the Fund’s title as compliant with its rules and regulations.

Statement of Additional Information

16. With regard to the Fundamental and Non-Fundamental Restrictions of the Funds, as discussed on pages B-8 to B-10 of the SAI, the eighth Fundamental Restriction seems to contradict the third Non-Fundamental Restriction.  Please clarify these two items.

In conjunction with our conversation of April 20, 2009, we clarify that these restrictions have not changed since the Funds’ inceptions and no edits are being made.

17. With regard to the fourth Non-Fundamental Restriction of the Funds, as set forth on page B-10 of the SAI, please add the word “written” to the sentence such that it should read:  “Make any change in such Fund’s investment policies of investing at least 80% of its net assets in the investments suggested by such Fund’s name without first providing such Fund’s shareholders with at least 60 days written prior notice.”

The SAI has been revised to include the word “written” where requested.

18. With regard to the table on page B-17 of the SAI, which displays the dollar range of equity securities beneficially owned by Board members, please add the word “Interested” before the word “Trustee” after both James P. Cullen, and Dr. Curtis J. Flanagan’s names.

The SAI has been revised to include the word “interested” where requested.

19. With regard to disclosure of portfolio holdings information, and the third parties to which such information is released, the current disclosure does not meet the requirements of Form N-1A, Item 11(f)(2).

The Trust believes that the current disclosures on pages B-28 and B-29 of the SAI satisfy the requirements of Form N-1A, Item 11(f)(2).

Specifically, the first sentence of Item 11(f)(2) requires the Funds to “Describe any ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements.”   It is believed that the first paragraph and 6 related bullet points on page B-29 describe the parties that receive information regarding the Fund’s portfolio securities.  The second sentence of 11(f)(2) requires the Funds to “Describe any compensation or other consideration received by the Fund, its investment adviser, or any other party in connection with each such arrangement, and provide the information described by paragraphs (f)(1)(ii), (iii), and (v) of this Item with respect to such arrangements.”  The fourth paragraph on page B-29 states “Neither the Adviser, its affiliates or employees, nor either Fund may receive any direct or indirect compensation in connection with the disclosure of information about Fund portfolio securities.”  It is further believed that we have satisfied the disclosure requirements of Item 11(f)(1)(ii), (iii), and (v), as required by 11(f)(2) on pages B-28 and B-29.

Therefore, we respectfully request that the Staff reconsider its conclusion about the Funds not meeting the requirements of Item 11(f)(2), or, alternatively, provide specific guidance as to which requirement is still not satisfied.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Andrew Shaw of Sidley Austin LLP at 312-853-7324 or Daphne Roy at U.S. Bancorp Fund Services, LLC at 414-765-5598.

Sincerely,

Cullen Funds Trust

__________________________
Name: James P. Cullen
Title:  President

cc:           Andrew Shaw, Sidley Austin LLP
Daphne Roy, U.S. Bancorp Fund Services, LLC